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                              April 22, 2022

       Michael Shleifer
       Chief Executive Officer
       Biotech Acquisition Company
       545 West 25th Street, 20th Floor
       New York, NY 10001

                                                        Re: Biotech Acquisition
Company
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed April 18,
2022
                                                            File No. 333-263577

       Dear Dr. Shleifer:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 2 to Form S-4 filed April 18, 2022

       Questions and Answers for Shareholders of BAC
       May BAC's Sponsor or its affiliates purchase public shares or warrants prior to the Meeting?, page xxviii

   1. We note your disclosure in this section which contemplates incentive arrangements that may be entered into
through which BAC's Sponsor and/or its respective affiliates may purchase shares and/or
warrants from investors, or may enter into transactions with such investors and others to
provide them with incentives to acquire BAC ordinary shares or vote their shares in
favor of the Business Combination Proposal, which may result in the
                                                        Business Combination
being approved in circumstances where such approval could not otherwise be obtained.
We also note that such arrangements may include the granting of put options to protect
such investors or holders against potential loss in the value of their shares. In these
circumstances you state that you would file a Form 8-K to disclose the terms of such
arrangements. Please provide an analysis supporting your determination that
 Michael Shleifer
Biotech Acquisition Company
April 22, 2022
Page 2
      a post-effective amendment to the Form S-4 would not be required.
       You may contact Ibolya Ignat at 202-551-3636 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Laura Crotty at 202-551-7614 with any other questions.



                                                         Sincerely,
FirstName LastNameMichael Shleifer
                                                         Division of
Corporation Finance
Comapany NameBiotech Acquisition Company
                                                         Office of Life
Sciences
April 22, 2022 Page 2
cc:       Richard Baumann
FirstName LastName